UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement.

On September 25, 2020, Naked Brand Group Limited (the “Company”) and Maxim Group LLC (“Maxim”) entered into an amendment (the “Amendment”) to the equity distribution agreement, dated as of August 20, 2020 (as amended, the “Sales Agreement”), to increase the amount of ordinary shares, without par value (the “Shares”), that the Company may sell pursuant to the Sales Agreement. Under the Sales Agreement, as amended, the Company may sell, from time to time, through Maxim, Shares having an aggregate offering price of up to US$18,500,000 (the “Offering”). Except for the increase in the amount of the Offering, no modifications have been made to the Sales Agreement and the Sales Agreement remains in full force and effect.

Sales of the Shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. Maxim is not required to sell any specific amount but will act as the Company’s exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and the Company. The Company has no obligation to sell any of the Shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement.

The Company intends to use any net proceeds from the sale of Ordinary Shares for general corporate purposes. As compensation for its services, the Company agreed to pay to Maxim 3% of the gross proceeds received by the Company from the sales of the Shares.

Pursuant to the original Sales Agreement and the original prospectus supplement related to the Offering, each dated August 20, 2020, through September 24, 2020, the Company had sold an aggregate of 23,296,919 Ordinary Shares for gross proceeds of US$3,617,219 and net proceeds of US$3,508,702, after payment to Maxim of an aggregate of US$108,517 in commissions.

The Shares will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-232229), which was declared effective by the U.S. Securities Commission on July 1, 2019. The Company filed a prospectus supplement (the “Prospectus Supplement”), dated September 25, 2020, with the Securities and Exchange Commission (the “Commission”) in connection with the offer and sale of the Shares.

The Amendment is attached to this Report of Foreign Private Issuer as Exhibits 1.1, and is incorporated herein by reference. The foregoing description of the Sales Agreement and Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Ordinary Shares under the Sales Agreement, nor shall there be any sale of such Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the opinion of HWL Ebsworth Lawyers relating to the legality of the issuance and sale of Ordinary Shares, is attached hereto as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

The information contained in this Form 6-K, as amended, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801 and 333-243751) and the prospectuses included therein.

Financial Statements and Exhibits.

Exhibit No.	Description
1.1	Amendment to the Sales Agreement, dated September 25, 2020, by and between Naked Brand Group Limited and Maxim Group LLC.

5.1	Opinion of HWL Ebsworth Lawyers.

23.1	Consent of HWL Ebsworth Lawyers (included as part of Exhibit 5.1).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 25, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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